UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2022

CALTIER FUND I, LP

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11077

Delaware	36-4920665
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

5965 Village Way, Ste 105-142 San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Issuer’s telephone number, including area code

Units

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP.

Some of the statements in this report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this annual report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	overall strength and stability of general economic conditions and of the real estate industry more specifically;

•	changes in the competitive environment, including new entrants;

•	our ability to generate consistent revenues;

•	our ability to effectively execute our business plan;

•	changes in laws or regulations governing our business and operations;

•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;

•	costs and risks associated with litigation;

•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

•	other risks described from time to time in periodic and current reports that we file with the U.S. Securities and Exchange Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this annual report may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

All forward-looking statements, expressed or implied, included in this semi-annual report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a Delaware limited partnership formed to acquire and manage a portfolio of multi-family properties and other real estate-related investments which may be wholly or fractionally owned. In addition, we may acquire debt or preferred equity securities that meet our investment objectives.

As of June 30, 2022, we had one residential rental property and had limited partnership interests in seven properties. See “Liquidity and Capital Resources – Our Investments” further below for additional information on our investments.

We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate assets that provides stable, attractive returns to our investors. We may make our investments through direct ownership in real estate assets or in partnership with companies with investment objectives similar to ours.

CalTier Inc. (previously CalTier Realty LLC) is the General Partner and Manager of the company. CalTier Inc. is responsible for managing our day-to-day operations and our portfolio of real estate and other real estate-related assets. CalTier Inc. also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and their oversight. CalTier Inc. and/or other affiliates of our General Partner will provide marketing, investor relations and other administrative services on our behalf.

Results of Operations

For the six month period ended June 30, 2022, our investments produced revenue of $39,381, compared to $1,695 for the six months ended June 30, 2021. The increase in revenue for the six months ended June 30, 2022 was the result of income produced from rental income from our existing portfolio of directly owned and interest ownership properties, which has increased since the six months ended June 30, 2021.

We had expenses of $637,870 for the six months ended June 30, 2022, compared to $133,975 for the six months ended June 30, 2021, which (in both periods) related to professional fees, financing expenses and other costs related to the Regulation A offering, including marketing expenses. The significant increase in expenses for the six months ended June 30, 2022 was primarily the result of increased marketing and advertising spending in relation to our Regulation A offering, as well as increased administrative, legal, and financing expenses.

Accordingly, our net loss was $598,489 for the six months ended June 30, 2022, compared to a net loss of $132,780 for the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, we had $483,515 in cash on hand.

On November 18, 2019, we commenced an offering pursuant to Tier 2 of Regulation A of the Securities Act of 1933 which has subsequently been supplemented and amended from time to time (the “Regulation A Offering”). Pursuant to the Regulation A Offering, we are offering and will continue to offer up to $50,000,000 worth of units representing limited partnership interests in our company. As of the date of this report, we have raised $2,700,077 in net proceeds from the Regulation A Offering.

We are reliant upon the net proceeds from our Regulation A Offering to continue to make investments in real estate. In addition to those proceeds, we have and intend to obtain the required capital to make investments in real estate through a variety of resources, including using leverage (secured debt or short-term lines of credit) to acquire properties. We intend to keep the company’s overall portfolio leverage ratio at 65% or less. The foregoing targets exclude short-term lines of credit, specifically, the company may obtain lines of credit to provide working capital and to fund acquisitions. No debt is or will be recourse to the limited partners.

Our Investments

As of June 30, 2022, we have entered into the following investments.

Residential Rental Properties:

Asset Name	Zip Code	Square Footage	Date of Investment	Approximate Investment Cost
The Legend Condo	92101	1,129	11/18/2021	$816,100

Joint Venture Properties:

Asset Name	Zip Code	# of Units	Date of Investment	Approximate Investment Cost
The Lodges at Glenwood	84604	194	3/17/2021	$10,000
Lakewood Apartments	77590	88	3/25/2021	$25,000
Raintree Commons	84604	154	5/26/2021	$15,000
Apple Lane Apartments	66049	75	7/1/2021	$25,000
The Vue Apartments	78752	156	10/1/2021	$25,000
506 South Apartments	77598	180	12/31/2021	$25,930
APEX Apartments	76105	152	5/5/2022	$100,000

Subsequent to June 30, 2022, we have made the following investments and/or entered into agreements to make the following investments:

Pinpoint RVA Portfolio

In August 2022, the company purchased 1.2% of Pinpoint RVA Investors, LLC, a Virginia limited liability company (“Pinpoint”) for a purchase price of $200,000. Pinpoint is a special purpose entity that is acquiring a portfolio of properties located in Richmond, Virginia totaling 185 units valued at $38,750,000. The portfolio consists of Marshall Park Townhomes, a 41-unit residential property with 2 apartments and 39 townhomes. Grace & Monroe Apartments is a 57-unit multi-family apartment complex. District Square Apartments is a 58-unit multi-family apartment complex.  Broadway Apartments is a 29-unit mixed-use property with 27 residential apartments and 2 commercial units. The properties are currently revenue producing, and the company is entitled to a proportionate share of revenues produced by the properties based on its 1.2% ownership interest in Pinpoint.

Lake Elsinore

In June 2022, we entered into an agreement with Orange County Community Housing (the “Seller”) to purchase 1.22 acres of real property located in Lake Elsinore, California for development of a 36-unit multi-family and mixed use development. This development will be a water-front property consisting of a diverse unit mix of 1 bedroom/1 bathroom, 2 bedrooms/2 bathrooms, 3 bedroom/2 bathrooms, retail units, a clubhouse, pool, and workspace.

CalTier Inc., the General Partner of  the company contributed the initial deposit of $10,000 to secure the property for the company. In September 2022, the company made a deposit of $90,000 to escrow. The remaining $450,000 will be paid by the company at the closing of the agreement, which is expected to occur in October 2022. We intend to use the proceeds from our company's Regulation A offering for the total $550,000 purchase price related to this agreement which includes the repayment of our General Partner’s initial deposit.

Sundance Bay Income and Growth OP, LP

On July 22, 2022, we entered into an agreement with Sundance Bay Income and Growth OP, LP (“Sundance”), a multi-family fund consisting of a portfolio of core-plus and value-add multi-family assets, pursuant to which we agreed to invest $100,000 into Sundance in exchange for an approximately 0.4% ownership interest in Sundance. As of June 30, 2022, Sundance had invested into 22 multi-family assets consisting of 3,987 units and a total gross asset value of $656,925,000. The 22 multi-family assets are located in the following states: Georgia, Utah, Arizona, South Carolina, and Texas.

Sundance is expected to call the Company’s capital commitment of $100,000 in September 2022 – at which point, the purchase of the interest in Sundance will close. The properties owned by Sundance are currently revenue producing, and the company will be entitled to a proportionate share of revenues produced by the properties based on its ownership interest in Sundance.

Marquis Lofts

On September 27, 2022, we entered into an agreement with Sabine Investors, LP, a limited partnership (“Sabine”) pursuant to which we agreed, at the closing of the agreement, to purchase $50,000 worth of units in Sabine, for an approximately 4.8% ownership interest in Sabine. Sabine is a special purpose entity that is acquiring “Marquis” - a 198-unit boutique, loft-style mid-rise multifamily community with value-add opportunity located along the Buffalo Bayou, minutes from downtown Houston, TX. The property is currently revenue producing, and the company will be entitled to a proportionate share of revenues produced by the property based on its ownership interest once the agreement closes.

Share Price

Our General Partner set our initial offering price at $5.00 per unit, which was the purchase price of the company’s units until June 30, 2022. Thereafter, the per unit purchase price in our Regulation A Offering will be adjusted every fiscal quarter and, as of July 1, October 1, January 1, and April 1, of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

As of June 30, 2022, our Net Asset Value (“NAV”) per unit was $5.00. This NAV per unit shall be effective through September 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Distributions

As June 30, 2022 and December 31, 2021, we had paid $40,901 and $2,019, respectively, in distributions to our investors. As our company’s assets grow, we intend to continue making distributions to our investors.

In addition to funds being allocated to expenses and making distributions to investors, certain funds, including during our offering stage will be distributed to our General Partner to offset certain organization and offering related fees.

Indebtedness

The company entered into a Borrower Agreement with Forbix Capital Corp. (“Forbix”) on November 16, 2021. Under the terms of the agreement, the company received a $530,000 loan from Forbix, $17,895 of which was used to pay an origination fee to Forbix. The term of the loan was until May 15, 2021, at which point the loan was due for repayment. The company was required to pay 8.95% per annum in interest. As of June 30, 2022, the company owed $530,000 under the Forbix Agreement, and had not repaid the loan by its maturity date. On August 8, 2022, the company entered into a refinancing related to this loan with Velocity Mortgage Capital, LLC. As a result of this refinancing, the company entered into a Loan Agreement with Velocity Mortgage Capital, pursuant to which the company issued Velocity Mortgage Capital a promissory note in the total principal amount of $600,000, which accrues interest at 9.86% per annum. The $600,000 loan amount includes the payoff of the amount due under the loan due to Forbix, origination fees payable to Velocity Mortgage Capital in connection with the loan, property improvement and management, taxes, insurance, and other related costs. Monthly payments to Velocity Mortgage Capital of principal and interest on the loan commence on October 1, 2022, with full repayment due by September 1, 2052. A copy of this Loan Agreement and Promissory Note with Velocity Mortgage Capital is included as Exhibit 6.1 to this report.

Trends

The COVID pandemic has had a measurable effect on global and regional trends within our core business of real estate investing. We continue to identify and pursue potential assets, primarily multi-family value-add, as we believe this asset class to have high demand regardless of overall market and demand fluctuations. While the global pandemic may impact our ability to raise funds under the offering, our current position has allowed and will continue to allow us the flexibility to adapt in both investment strategy and property acquisitions accordingly. In addition, there is a nationwide shortfall of new multi-unit developments. With rising interest rates and the unaffordability of home prices, there is a demand for clean and affordable multi-family housing.

The company continues to invest and expand our portfolio of real estate investments. See “Liquidity and Capital Resources – Our Investments” above for more information on investments we have made to date.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2022 are not necessarily indicative of the results that can be expected for the year ending December 31, 2022.

CALTIER FUND I, LP

STATEMENT OF FINANCIAL CONDITION

ASSETS	June 30, 2022 (Unaudited)	December 31, 2021
Deferred offering costs	$77,838	$77,838

Total assets	$1,542,909	$1,122,953

LIABILITIES AND PARTNERS' DEFICIT
Liabilities
Advances from related parties	$279,403	$294,332
Total liabilities	$805,995	$858,664

Contingencies (Notes 1 and 6)

Partners' deficit	$736,914	$264,289

Total liabilities and partners' deficit	$1,542,909	$1,122,953

See Notes to Financial Statements

CALTIER FUND I, LP

STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS’ DEFICIT

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	June 30, 2022	June 30, 2021
INVESTMENT INCOME	$39,381	$1,695

EXPENSES
Professional fees and other	637,870	133,975
Total expenses	637,870	133,975

NET LOSS	$(598,489)	$(132,780)

PARTNERS' DEFICIT, BEGINNING OF PERIOD	$(264,289)	$(69,993)

Capital contributions

Capital withdrawals

Net loss per above	(598,489)	(132,780)

PARTNERS' DEFICIT, END OF PERIOD	$(862,778)	$(202,273)

See Notes to Financial Statements

CALTIER FUND I, LP

STATEMENT OF CASH FLOWS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(598,490)	$(132,780)
Changes in operating assets and liabilities:
Advances from related parties	(49,741)	82,254

Net cash provided by operating activities	(648,231)	(50,526)

CASH FLOWS FROM FINANCING/INVESTING ACTIVITIES
Deferred offering costs	0	(50,526)

Net cash provided in financing/investing activities	1,040,133	(50,526)

Net changes in cash and cash equivalents	391,902	62,034

Cash and cash equivalents, beginning of period	91,614	-

Cash and cash equivalents, end of period	$483,516	$62,034

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$-	$-

See Notes to Financial Statements

CALTIER FUND I, LP

STATEMENT OF CHANGES IN NET ASSETS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND FOR YEAR ENDED DECEMBER 31, 2021

	Total	Member Interests
NET ASSETS AS OF DECEMBER 31, 2021 - UNAUDITED	$953,501	$953,501

DISTRIBUTIONS	$(2,019)	$(2,019)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,471	$11,471

BALANCE, DECEMBER 31, 2021	$962,953	$962,953

NET ASSETS AS OF JUNE 30, 2022 - UNAUDITED	$1,053,501	$1,053,901

DISTRIBUTIONS	$(40,901)	$(40,901)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$41,500	$41,500

BALANCE, JUNE 30, 2022	$1,056,120	$1,056,120

See Notes to Financial Statements

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 –	Nature of Operations

CalTier Fund I, LP (the “Partnership”), was formed on January 23, 2019 and is organized as a Delaware limited partnership formed to invest primarily in multi-family real estate properties in the United States. The Partnership is managed by CalTier Inc., (formerly CalTier Realty, LLC) a California corporation (the “General Partner”). The General Partner was formed in 2017 to be a California fund management and real estate acquisition company focusing on acquiring assets either on its own behalf or with strategic real estate partner(s). The Partnership was formed to raise funds under Regulation A of Title IV of the Jobs Act. Initially, the Partnership intends to raise up to $50 million from a wide range of individual and institutional investors, with a focus on international investors and individual non-accredited investors, to acquire multi-family and commercial real estate. Each Limited Partner’s liability is limited to the Partner’s capital contribution.

The Partnership has commenced its planned principal operations, and although it has yet to incur significant additional expenses, as it continues to acquire and make investments into real estate assets, it anticipates incurring significant additional expenses. The Partnership is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Partnership’s planned operations or failing to profitably operate the business.

The Partnership’s investment period commenced on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) the date which is one year from this offering being qualified by the U.S. Securities and Exchange Commission, and (iii) the date at which the offering is terminated by the General Partner. The Partnership shall continue indefinitely unless all investments are sold and distributions made to the Limited Partners or at the sole discretion of the General Partner at any point in time.

NOTE 2 –	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Partnership is an investment Partnership and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balances

The Partnership considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased. The Partnership’s cash and cash equivalents in bank accounts, at times, may exceed federally insured limits. The Fund has not experienced any losses due to these limits.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 –	Summary of Significant Accounting Policies (Continued)

Real Estate Investments

Investments in real estate are carried at fair value. Costs to acquire real estate investments are capitalized as a component of investment cost. The fair values of real estate investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Investments without a public market are valued based on assumptions made and valuation techniques used by the General Partner. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, recent comparable sales transactions, actual sale negotiations and bonafide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the General Partner considers multiple valuation techniques when measuring the fair value of a real estate investment. However, in certain circumstances, a single valuation technique may be appropriate.

The fair value of real estate investments does not reflect the Partnership’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of gross property fair value. The Partnership also reflects its real estate equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the real estate equity valuation.

The Partnership may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Partnership may depend on to finance certain of its investments. These market developments have had a significant adverse impact on the Partnership’s liquidity position, results of operations and financial condition and may continue to adversely impact the Partnership if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, amounts ultimately realized by the Partnership from real estate investments sold may differ from the fair values presented, and the differences could be material.

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 –	Summary of Significant Accounting Policies (Continued)

Fair Value Measurement (continued)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Investments in Real Estate Transactions

Purchases and sales of real estate investments are recorded on a transaction basis. Distributions from the real estate investment are first applied to the cost of the investment until the total cost has been recovered, after which point any further distributions are recorded as realized gains. Further, realized gains and losses on real estate investment transactions will be recognized upon the sale of the investment. Changes in unrealized gains and losses are included in the results of operations.

Organizational Costs

In accordance with FASB ASC 720, Other Expenses, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising Costs

The Partnership expenses advertising costs as incurred. Advertising costs expensed for the 6 months ending June 30, 2022 was $407,420 and as of end of year December 31, 2021 was $285,692.

Risks and Uncertainties

The Partnership’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Partnership’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multi-family and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Partnership’s financial conditions and the results of operations.

Deferred Offering Costs

The Partnership complies with the requirements of FASB ASC 946-20-25, Financial Services – Investment Companies and FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Partnership intended to commence during 2020 under Regulation A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Statement of Financial Condition. The deferred offering costs will be charged against proceeds from Partner contributions upon the completion of the offering or to expense if the offering is not completed.

Deferred offerings costs of $77,838 are capitalized to the Statement of Financial Condition as of June 30, 2022.

Income Taxes

The Partnership is a limited liability partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its partners. Therefore, no provision for income tax has been recorded in the statements. Income from the Partnership is reported and taxed to the Partners on their individual tax returns.

The Partnership complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Partnership’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Partnership’s financial statements. The Partnership believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Partnership may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Partnership is not presently subject to any income tax audit in any taxing jurisdiction.

Subsequent Events

The Partnership evaluated all significant events or transactions that occurred through September 27, 2022, the date these financial statements were available to be issued.

NOTE 3	– Management Fees and Other Transactions with Affiliates

The Limited Partnership Agreement describes the terms under which the General Partner will manage the Partnership. The Partnership is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Partnership’s General Partner and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses which were incurred prior to the inception of the Partnership.

Deferred offering costs of $77,838 along with other general expenses were incurred by a related party on the Partnership’s behalf and are shown as advances from related parties on the Statement of Financial Condition and amounted to $77,838 at December 31, 2021. This related party advance is unsecured, interest-free, and repayable on demand.

Asset Management Fee

The Partnership will pay the General Partner an asset management fee equal to an annualized rate of 3.0%, which will be based on the net offering proceeds as of the end of each quarter, and thereafter will be based on Partnership’s Net Asset Value (“NAV”) at the end of each prior quarter. This fee will be payable quarterly.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 –	Management Fees and Other Transactions with Affiliates (Continued)

Asset Acquisition Fee

For each real estate investment, the Partnership will pay its General Partner or its designated affiliate 1.0%-2.5% of the investment’s purchase price. This fee will be paid at the discretion of the General Partner, but no later than the liquidation of the real estate investment.

Construction Management Fee

For each real estate investment, for which the Partnership will require to construct or renovate, the Partnership will pay its General Partner or its designated affiliate 5.0%-7.5% of the construction or renovation budget. This fee will be paid at the completion of the construction or renovation is substantially complete.

Disposition Fee

For each real estate investment, the Partnership will pay its General Partner or its designated affiliate 0.5%-1.0% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate.

Property Management Fee

The General Partner may cause the Partnership to engage a third party to provide property management services with respect to properties acquired by the Partnership, or may elect to provide such services itself (or through an affiliate of the General Partner). In the event that the General Partner (or an affiliate thereof) provides any such property management services, the Partnership shall pay the General Partner or its applicable affiliate a market-rate property management fee.

NOTE 4 –	Partners’ Deficit

Limited Partners have no rights, power, or authority to act for or bind the Partnership. No Limited Partner shall take any part in the conduct or control of the Partnership’s business and each Limited Partner shall only have the right to vote upon Partnership matters for election of successor General Partner, dissolution of the Partnership, other matters, consents, and approvals. The General Partner is authorized to cause the Partnership to pay all expenses relating to the formation and organization of the Partnership. Each Limited Partner’s interest in the Partnership is represented by units of interest (“units”) that entitles the holder to all of the rights and interest of the holder under the agreement, including, without limitation, the right to share in the net profits, net losses, cash flow, distributions, and capital of the Partnership.

Allocations of Profits and Losses

Net profits and net losses shall be determined separately for each investment in such manner as is determined in the sole and absolute discretion of the General Partner. Any net profits or net losses that are not directly attributable to any investment shall be allocated among any or all of the investments in such manner as is determined in the sole and absolute discretion of the General Partner.

Specific allocation of net losses and net profits will be allocated to the Partners in accordance with the provisions as described in the Agreement of Limited Partnership.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 –	Partners’ Deficit (Continued)

Distributions

Distributions of net profits will not be made to the Limited Partners until the earlier of: (i) twelve (12) months from the date of admission of the first Limited Partner is admitted to the Partnership pursuant to the offering, or (ii) the Partnership’s investments in real estate assets begin generating cash flows, in the sole and absolute discretion of the General Partner, to the extent that cash is available. As of June 30, 2022, the Partnership had made distributions from cash flow from real estate investments in the amount of $40,900.

Redemptions

A Limited Partner may request limited quarterly withdrawals from the Partnership by offering a discounted redemption price prior to holding the investment for two (2) years. Pursuant to this limited redemption, a Limited Partner may only have one outstanding redemption request at any given time and request redemptions up to the lessor of 10,000 units or $50,000. The discounted redemption will range between 1.0% and 3.0% based on the holding period of the investment and partially at the discretion of the General Partner based on the liquidity of the Partnership and operating cash flow needs.

NOTE 5 –	Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

NOTE 6 –	Financial Risks and Uncertainties

Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – Financial Highlights

Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide - Audits of Investment Companies, certain non-registered, non-unitized investment companies are required to disclose certain ratios related to net investment income, expenses, and internal rate of return (“IRR”).

The below ratios are calculated for all Partners taken as a whole and are presented on an annualized basis. The IRR was computed from inception of the Partnership based on the actual dates of the cash inflows and outflows, as applicable, and the residual value of the Partners’ capital account, net of all incentive allocations, as of each measurement date. An individual Partner’s ratios and internal rate of return may vary based on different management fee and incentive arrangements (as applicable) and the timing of capital transactions.

	June 30, 2022	December 31, 2021
Net investment income ratio	3.9%	0.63%

Expense ratio	61.3%	50.00%

IRR	1.51%	0.44%

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below:

2.1	Certificate of Limited Partnership (1)

2.2	Limited Partnership Agreement (1)

4.1	Form of Subscription Agreement (1)

6.1	Loan and Note Agreement between the company and Velocity Mortgage Capital

(1) Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11077) )

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,  in the City of San Diego, State of California, on September 28, 2022.

CalTier Fund I, LP

By: CalTier Inc., its General Partner

By	/s/ Matthew Belcher
Name: Matthew Belcher
Title: CEO

This semiannual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name: Matthew Belcher
Title: Chief Executive Officer of CalTier Inc., Principal Executive Officer
Date: September 28, 2022

/s/ Parker Smith
Name: Parker Smith
Title: Chief Financial Officer of CalTier Inc., Principal Accounting Officer, Principal Financial Officer Date: September 28, 2022
/s/ Travis Hook
Name: Travis Hook
Title: Secretary of CalTier Inc.
Date: September 28, 2022